Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA  19103-7098
Telephone  215.564.8000
Fax  215.564.8120
www.stradley.com

Michael P. O'Hare

mohare@stradley.com

215.564.8198

October 3, 2012

Via EDGAR
Ms. Kathy Churko
Mr. Howie Hallock
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Re:	Jacob Funds Inc. (the “Registrant”) (File No. 333-183647) Response to SEC Staff Comments on Registration Statement on Form N-14

Dear Ms. Churko:

On behalf of the above-referenced Registrant, the following are responses to the SEC Staff’s comments, provided via telephone, with regard to the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (“SEC”) on August 30, 2012. The Registrant filed the N-14 for the purpose of registering the shares of the Jacob Micro Cap Growth Fund and Jacob Small Cap Growth Fund series of the Registrant (collectively, the “Acquiring Funds”) to be issued in connection with the proposed reorganizations of the Jacob Micro Cap Growth Fund and Jacob Small Cap Growth Fund II series of Jacob Funds II (collectively, the “Target Funds,” and, together with the Acquiring Funds, the “Funds”).  The combined Prospectus/Proxy Statement contained in this filing will be used in the solicitation of proxies to approve Agreements and Plans of Reorganization and Termination for the reorganizations.

Prior to filing this N-14, the Registrant filed Post-Effective Amendment No. 19 to its Registration Statement on Form N-1A to register the shares of the Jacob Micro Cap Growth Fund and Jacob Small Cap Growth Fund for general public sale pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”). The Staff accelerated the effectiveness of the 485(a) amendment to October 2, 2012.

The Registrant is filing an amended version of Form N-14 pursuant to Rule 485(b) for the purposes of: (i) responding to the comments conveyed by the SEC staff; and (ii) updating and/or completing certain other information.

Form N-14 Part A Comments

1.  Comment:  In the comparison of investment objectives, strategies, and risks section, clarify the contrast between the Acquired Funds’ 80% policies and the Target Funds’ 80% policies with regard to foreign securities.

Response:  The requested changes have been made. The Registrant has revised the disclosure to describe the 80% policies of the Funds separately in order to emphasize that the Target Funds’ 80% policy refers to U.S. companies, while the 80% policies of the Acquiring Funds do not.

2. Comment:  Please confirm supplementally whether Acquired Fund Fees and Expenses should be a separate line item in the Comparative Fee Table for the Jacob Micro Cap Growth Fund (Target Fund) and Jacob Micro Cap Growth Fund (Acquiring Fund) in connection with the disclosure in Footnote 3.

Response: Pursuant to Instruction 3(f)(i) of Item 3, AFFE were not included in the fee table as they do not exceed 0.01%. Pursuant to Instruction 3(f)(vii), the Jacob Micro Cap Growth Fund (Target Fund) has clarified in Footnote 3 that the total annual fund operating expenses do not correlate to the ratio of expenses to average net assets in the financial highlights (which reflects the operating expenses of the Fund and do not include AFFE). Thus no additional revisions have been made in response to the Staff’s comment.

3. Comment: With respect to the Comparative Fee Table for the Jacob Micro Cap Growth Fund (Target Fund) and Jacob Micro Cap Growth Fund (Acquiring Fund), consider removing the fee waiver agreement information from the Acquiring Fund if the fee waiver will not currently have any effect (i.e., if the fee waiver arrangement would not reduce the Acquiring Fund’s total expenses after giving effect to the Reorganization).

Response: In response to your related comment regarding the Acquiring Fund prospectus fee table, we have removed the fee waiver disclosure in that table.  In the N-14 Prospectus/Proxy Statement, the footnote describing the Acquiring Fund’s fee waiver and/or expense reimbursement in this Form N-14 comparative fee table is meant to provide a comparison to the Target Fund’s fee waiver and/or expense reimbursement (which has had the effect of reducing the Target Fund’s total annual fund operating expenses). Without the disclosure, the comparative information would be misleading (i.e., would imply that the Acquiring Fund has no expense limitation arrangement.) Thus no additional revisions have been made in response to the Staff’s comment.

4. Comment: Include the full name of the Acquiring Fund in the header of the pro forma combined column of the Expense Table for the Small Cap Reorganization.

Response: The requested revision has been made.

5. Comment: In the last sentence under the section Comparative Fee Tables and Expense Examples, clarify the timing and criteria Jacob Asset Management of New York LLC (the “Adviser”) will use to consider lowering the expense caps for the Acquiring Funds or remove the relevant language.

Response: The last sentence under Expense Examples has been deleted.

6. Comment: In the section Board Considerations—Economies of Scale, clarify whether the Target Funds will benefit from economies of scale upon consummation of the reorganization.

Response: The requested revision has been made:

Economies of Scale.  The Board considered the potential for the Target Funds to experience economies of scale as a result of being a part of the Acquiring Trust because certain fixed costs, such as legal, accounting, shareholder services and trustee expenses, would be spread over a larger fund complex.  The Board recognized that the Jacob Micro Cap Growth Fund (Target Fund) would not immediately become a larger fund upon consummation of the Reorganization. However, the Board concluded that the Acquiring Trust structure would benefit shareholders as each Acquiring Fund grows.

7. Comment: In the section Management of the Fund—Fund Portfolio Managers, include the month the portfolio managers began managing the fund(s).

Response: The requested revisions have been made.

Form N-14 Part B Comments

1. Comment: Under the Pro Forma Financial Information, consider disclosing an estimate of the total cost of each reorganization, even though the Adviser is assuming the cost of each Reorganization.

Response: The Registrant does not believe that the total cost of each reorganization is material to the Prospectus/Proxy Statement as the Adviser has agreed to bear expenses incurred in connection with the Reorganizations. Thus no additional revisions have been made in response to the Staff’s comment.

2. Comment: Confirm whether there will be any portfolio realignment as a result of each proposed Reorganization. If there is going to be any realignment outside the normal course of business, disclose an estimate of the portfolio transaction costs and an estimate of any capital gains or losses expected to be generated as a result of such realignment.

Response: It is expected that there will be no portfolio realignment outside of the normal course of business. In addition, the Adviser will represent—pursuant to each Agreement and Plan of Reorganization and Termination—that it has not made (since becoming the Target Funds’ investment adviser on July 9, 2012) and will not make (prior to the closing of the Reorganizations), investment decisions with respect to more than an insubstantial percentage of the each Target Fund’s portfolio holdings for the purposes of (1) satisfying the corresponding Acquiring Fund’s investment criteria, (2) aligning the Target Fund’s portfolio holdings to be more consistent with those criteria, or (3) otherwise facilitating the Reorganizations rather than continuing each Target Fund’s investment criteria that existed before July 9, 2012. Furthermore, to the extent that there have been any capital gains, available capital loss carryovers would likely be utilized to offset such capital gains realized prior to the Closing Date.

3. Comment: Under the Pro Forma Financial Information, include a note on capital loss carryovers as of the most recent fiscal year end of each company.

Response: The requested revision has been made.

4. Comment: Confirm supplementally that the registrant conducted the accounting/performance survivor analysis for each Reorganization (described in the SEC No-Action Letter North American Security Trust (August 5, 1994)).

Response: The Registrant confirms that it has conducted the analysis for each Reorganization. The Registrant expects that financial information, financial highlights, and performance information of the Jacob Micro Cap Growth Fund (Target Fund) will be adopted by the Jacob Micro Cap Growth Fund (Acquiring Fund), and the Jacob Small Cap Growth Fund (Acquiring Fund) will be the performance and accounting survivor of its Reorganization with the Jacob Small Cap Growth Fund II (Target Fund).

* * *

Should you have any questions or concerns regarding any of the above, please contact me at (215) 564-8198 or David F. Roeber, Esq. at (215) 564-8179.

Sincerely,

/s/ Michael P. O’Hare
Michael P. O’Hare

cc:           Ryan Jacob
Frank Alexander

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